SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October 2004

Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA DE BEBIDAS DAS AMÉRICAS - AmBev
Corporate Tax Payer (CNPJ) # 02.808.708/0001-07   NIRE 35.300.157.770

Publicly-Held Company

NOTICE TO THE MARKET

Companhia de Bebidas das Américas – AmBev (“AmBev”) informs that InBev SA/NV, a corporation incorporated under the laws of the Kingdom of Belgium, with its headquarters at Vaartstraat, 94, Leuven (“InBev”), filed on September 8, 2004 with Comissão de Valores Mobiliários (“CVM”), its request for approval of the terms and conditions of the mandatory tender offer (“MTO”) resulting from the combination with AmBev, as required by article 254-A of the Brazilian Corporation Law.

After reviewing the requirements made by the CVM on the proposed terms of the MTO, InBev has decided to carry out the MTO by providing two alternative payment options to shareholders that tender their common shares in the MTO auction.

The first option will provide for payment in shares of InBev. Accordingly, shareholders that elect to be paid in shares will be entitled to receive shares of InBev for such common shares of AmBev tendered by them at the MTO auction. The applicable exchange ratio will be 80% of the exchange ratio applied to the former controlling shareholders of AmBev pursuant to their agreement with InBev, and disclosed to the market on September 2, 2004. The shares of InBev will trade solely on Euronext Brussels, will not be registered with CVM or the Brazilian stock exchanges and will be delivered to the AmBev common shareholders that elect to receive shares of InBev after the completion of all necessary procedures under applicable laws, including the receipt of corporate and regulatory approvals. Complete and detailed terms relating to this option will be disclosed in the MTO auction notice (Edital) to be published in Brazil.

The second option will provide for payment in cash. Shareholders that elect to receive a cash payment will be entitled to receive an amount in Brazilian Reais equivalent to EUR 353,28 for each thousand of common shares of AmBev. Such amount will be converted into Reais according to exchange rates prevailing on the auction date, in accordance with the press release published by InBev on September 2, 2004.

In due course, InBev will file at CVM a revised draft of the tender offer according to the terms mentioned above.

The terms and conditions of the MTO cannot be considered as final until their approval by CVM and their publication by InBev in the form of the Brazilian law.

Notice to U.S. Holders

This exchange offer or business combination is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

São Paulo, October 12 2004.

Luis Felipe Pedreira Dutra Leite
Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 12, 2004

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

By:	/S/ Luis Felipe P. Dutra Leite
Luis Felipe P. Dutra Leite Chief Financial Officer and Investor Relations

FORWARD-LOOKING STATEMENTS

Statements contained in this press release may contain information, which is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, and the implementation of the measures required under AmBev's performance agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica – CADE) are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.